Given Imaging Ltd.
                   Q3 2004 Earnings Conference Call Transcript

                   Event Date/Time: Oct. 29. 2004 / 9:00AM ET


CORPORATE PARTICIPANTS
Gavriel Meron
Given Imaging Ltd - President and CEO
Zvi Ben David
Given Imaging Ltd - CFO

PRESENTATION


--------------------------------------------------------------------------------
Operator

Please standby, we are about to begin. Good morning and welcome ladies and gentleman to the Given Imaging Third Quarter 2004 Conference Call. At this time, I would like to inform you that today's call is being recorded and that all participants are in a listen-only mode. Before we begin, I would like to read the following regarding forward-looking statements.

During the course of this conference call, the Company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging. We wish to caution you that such statements reflect only the Company's current expectations and that actual events or results may differ materially. You are kindly referred to the risk factors and cautionary language contained in the documents that the Company files with the Securities and Exchange Commission, including the Company's recent registration Form F-3, filed June 17, 2004. The Company undertakes no obligation to update any projections or forward-looking statements in the future.

At the request of the Company, we will open up the conference up for questions and answers after the presentation. I will now turn the call over Gavriel Meron, President and CEO of Given Imaging. Please go ahead.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Thanks. Good morning everyone and thank you for joining us for our third quarter 2004 call. With me today is Zvi Ben David, our Chief Financial Officer.

After my remarks, Zvi will provide a financial update, and then we'll turn the call back to the moderator for questions and answers.

In the third quarter, sales of the Given(R) Diagnostic System and PillCam SB reached $14.6 million. As anticipated, third quarter sales were down sequentially - as I said in the last call - due to summer seasonality. What do we mean by seasonality? During the summer - our sales force takes vacation, patients are on vacation and defer elective procedures, doctors are away on vacation, and administration is on vacation. As the disposable portion of our business becomes a larger percentage of our revenues this seasonal effect becomes more pronounced. Despite this, we were able to increase sales by more than 51 percent compared to the same period last year.

For the nine month period ended September 30, 2004, sales were $42.8 million reflecting a 53% increase over the same period in 2003. This means that we are ahead of our annual guidance of 40% revenue growth for 2004 compared to the prior year.

Our business model is intact, our growth is strong and we're ahead of our plans.

As a result, we are raising our revenue guidance for 2004, from $56.7 million, or 40% growth over 2003, to $60 to $62 million, or around 50% growth over 2003. This means that we anticipate record revenues in the fourth quarter.

Looking back at the third quarter - tremendous progress was made in establishing the infrastructure that will allow us to drive growth in 2005 to the next level. This includes strengthening our sales and marketing managerial infrastructure, expanded participation in scientific meetings, established the new PillCam ESO production line, rebranded our M2A to PillCam, training and educating the new 40 InScope reps, and preparing the global launch of the PillCam ESO. I will expand on these in a few minutes, but all of these naturally had an effect on our costs in the quarter.

Bottom line, we said that we will achieve sustainable profitability and we adhered to our obligation. Despite slower sales and higher expenses, we did have a net profit for the third quarter of $100,000 or 0.4 cents per share on a diluted basis, compared to a net loss of $2.1 million or 8 cents per share in the third quarter of 2003.

Our expectation is to achieve earnings per share for this year in the range of 5
- 7 cents.

Moving on to marketing activities in the third quarter, we are pleased to report that this past September, Given Imaging had its most significant presence ever at the United European Gastroenterology Week, or UEGW, which took place in Prague. This year there were more than 10,000 participants compared to 5,000 last year. More than 30 poster and oral sessions on capsule endoscopy were presented during the conference.

In addition, at UEGW the European Capsule Endoscopy Group - the ECEG - was formed, under the auspices of the European Society of Gastrointestinal Endoscopy. This group will work on promoting research and clinical practice issues to support the penetration and availability of capsule endoscopy to physicians and patients throughout Europe. The group is lead by key European opinion leaders from many countries, each leading a sub-group of interest. The launch meeting was attended by some 200 participants, most of whom registered to participate in specific activities to be organized by the group in different areas. The group will also establish its own website to communicate to its members and other interested physicians, patients and policy makers.

As mentioned earlier - we have expanded our sales and marketing managerial infrastructure and hired a number of talented individuals for senior positions in the U.S. Europe and Japan. We were joined by Mark Colby, as our corporate vice president for Japan and rest of the world. We hired a new corporate marketing director in the US, a European marketing director and new general manager for the German market. So we are strengthening our management team worldwide to accelerate our penetration and growth.

Additional marketing expenses this quarter were related to conferences and re-branding. UEGW, this year took place in September as opposed to November last year. We also expanded our participation at the Asian Pacific Digestive Week, and at the Australian Digestive Week.

In September, we announced that we have changed the brand name of video capsules from M2A to PillCam(TM). This change supports our effort to enter the mainstream market, as well as to brand our entire product line of capsule endoscopes, or PillCams. The timing coincides well with the launch of our second product, the PillCam Eso.

Moving to discuss our future products, as you know in the U.S., we received this week marketing clearance from the FDA of our new Given(R) Diagnostic System, including the PillCam(TM) ESO video capsule for visualization of the esophagus, an advanced RAPID and the new Data Recorder 2.

Let me give you some background on our strategy here. When we designed the two headed pillcam for the esophagus we used the CMOS imager that we have in the PillCam SB, which captures, as you know, 2 frames per second. Synchronizing these two imagers we could capture 4 frames per second. In parallel - we wanted to introduce an improved version that could capture a higher frame rate, and together with Micron, our engineers developed a solution that enables transmission of 14 frames per second, which is 7 frames per second from each new sensor. The development cycle of such a product is quite long, and in order to shorten the time to market we went ahead and performed clinical trials with the initial 4 frames per second model. The results were astonishingly great - with 100% specificity and 94% sensitivity - identical to the comparative blinded result of gastroscopy! So we submitted a 510(k) to FDA for this product based on these results - and in parallel completed the development of the new 14 fps product, completed validation and clinical trials and prepared the file for submission of what is called a "special 510(k)". Clearly this required intensive efforts from our R&D and Regulatory teams.

As soon as we received FDA clearance for the 4 fps product - we submitted the special 510(k). Special 510(k)s typically are cleared in 30 days, since there is no significant change in the product that impacts safety, efficacy may only be expected to be better, and there is no proposed change to the intended use.

We have already set up the production line, built product and are ready to ship as soon as clearance arrives.

Following FDA clearance, the InScope sales force has commenced to market PillCam Eso. The InScope sales force was hired and trained last quarter , and is focused on promoting at this time only Given's PillCam ESO and supporting our sales force in expanding our installed base. Upon FDA approval of the 14 fps product we will receive a $10 million milestone payment, which will be recorded in our P&L as a reduction in marketing expenses on a straight line over the 15 years life of the agreement.

Together with the launch of the PillCam Eso, we're also introducing a whole new platform for capturing and interpreting all of our imaging PillCams. This is the culmination of intense R&D and Regulatory work, performed in close conjunction with our global marketing teams. This new platform consists of the Rapid 3, a completely new version of Rapid software for reading capsule endoscopy exams. This new platform will allow users to increase their speed and efficiency significantly.

The DataRecorder, or DR2, is worn on the patient's belt and used to capture and store the images as the PillCam travels through the GI tract. The new DR2 is a quantum leap technologically compared to the current product in the market. Upload time for data to the workstation is reduced significantly, providing further efficiencies to the physician. DR2s and are ready to ship. To sum up, the Rapid 3 and DR2 will allow our current and future customers and patients to benefit from significantly improved efficiencies.

In order to allow our installed base to convert as fast as possible to the new technologies we have outsourced the effort of upgrading all the installed base. This task is expected to be completed within two to three months following FDA clearance and the cost is factored into our EPS guidance.

Moving on to reimbursement - the number of individuals in the U.S. with coverage for Capsule Endoscopy for the small bowel for expanded indications, such as initial diagnosis of Crohn's disease, increased by approximately 7 million to 120 million. Total number of lives covered remained at 176 million, representing more than 70% of the total insured population. Looking ahead our reimbursement team is working towards more payers expanding their policies to cover suspected Crohn's disease and other indications.

In Europe, we continue to pursue reimbursement in our major markets and we were pleased that last month, the government of Italy's Piemonte region approved reimbursement for PillCam SB capsule endoscopy for the region's 4.3 million individuals, for broad indications, including Crohn's disease, celiac disease, lymphoma, polyposis and occult bleeding. More than 44 million Europeans now have access to reimbursement for PillCam endoscopy. We have submissions at different stages in all of our major markets, but the process is slow and very bureaucratic compared to that in the U.S.

In Japan, we have submitted our dossier to the Japanese Health Ministry for PillCam SB, and we do hope to get approval in 2005. We recently announced that Mark Colby has joined as corporate vice president and general manager for Japan and rest of world. Mark's experience will be valuable as we expand our presence and prepare for the launch of PillCam SB in this major market.

I'll now turn the call over to Zvi Ben-David who will review financial highlights in more detail.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Thank you, Gabi.

As Gabi already mentioned, in Q3, we reported sales of $14.6 million 51% over sales in Q3 of last year.

Similar to Q2, 70% of sales were in the US, 30% in Europe and the rest of the world.

We sold 22,400 PillCams in the quarter, of which more than 16,000 were sold in the U.S.
Of the total PillCams sold, 21,100 represent reorders - an increase of 73% over Q3 03 and just 200 capsules more than Q2. Even though our reorders in Q3 were the highest ever, the lack of growth in Q3 was related to seasonality, and we have already seen this month the return to significant growth in reorders.

The total number of PillCams sold, including PillCams to new systems sold, represents an increase of 67% over Q3 of last year and is similar to PillCam sales in Q2.

To date, we've sold cumulatively more than 145,000 PillCams.

PillCam usage in the U.S. was 1.11 per system per week compared to 0.98 in Q3 of 2003, This usage rate is less than 1.22 in Q2 04, due to seasonality and dilution following the 10% increase in workstations in the 2nd quarter.

PillCam sales in Q3 accounted for 71% of total revenue, compared to 67% in Q2 and compared to 62% in Q3 of 03.

The remaining 29% of sales are divided as follows:

14% workstations; 12% recording kits; and 3% service.

Worldwide, we sold 129 systems in the quarter, slightly more than the 122 systems sold in Q3 of 03.

This brings our cumulative systems deliveries to 2,060. Of this total, more than 1,140 systems are installed in the U.S.

85 workstations, or 66% of total workstation sales this quarter, were sold in the U.S. Sales of recorders totaled 205, with 150 or 73% of total recorders sold in the U.S. Out of the 205 recorders sold, 30 are DR1.0 model and 175 are DR1.5 model. The DR1.5 model, were sold together with 109 Booster Data Recorders.

Gross profit in Q3 reached $11.0 million or 75.1% of sales, compared to $6.1 million or 63% in Q3 of last year. The sequential reduction in margin from 75.5% to 75.1% was a result of a change in the product mix. Margins on PillCams continue to increase as quantities produced increase, however, at this point of time these margins are still less than the workstations. Since the percent of PillCams sold changed, the overall margin changed.

The profit for Q3 was $114 thousand, or 0.4 cents per share on a diluted basis, compared to a loss of 8 cents per share in Q3 of 2003.

Collections continued to be strong and we collected $14.6 million in Q3. 9 months collections totaled $43 million, relative to sales of $42.8 million.

During Q3 our inventories increased by $4.1 million to a total of $13.4 million. The reasons for this increase are:

One: preparing inventory of our new Data Recorder 2.0 and the PillCam ESO for shipments to the US as soon as we receive FDA clearance.

And two: securing strategic inventories of critical components to ensure continued deliveries of the PillCam family of products moving forward.

In addition we have invested $1.2M in fixed assets in expanding production capacity for PillCams and $250K for patents.

Our cash balance at the end of the quarter was $66.9 million, compared to $24.5M last year.

Looking ahead we expect to reach annual sales in the range of $60 - 62 million for the full year.

In Q4 we will start providing 3% from revenues derived from our new products for royalties to the Israel Government Office of the Chief Scientist in return for the grants that we received in the last two years. These grants related to the development of the Rapid 3.0 workstation, the DR2.0 and the PillCam ESO.
These royalties will be included in the cost of revenues and can have an effect of about 1% on the gross margin in Q4. We will continue to provide for royalties until the full amount of the grant is returned, amounting to approximately $2.5M.

Now back to you Gabi.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Thanks Zvi.

Before we begin the question and answer session, I would like to mention the upcoming American College of Gastroenterology's annual meeting taking place next week in Orlando. There will be more than 35 presentations on Capsule endoscopy.

There will be presentations of the full PillCam Eso trial results as well as other abstracts showing the clinical utility of capsule endoscopy. These will cover diagnosing Crohn's disease, small bowel tumors, as well as clinical outcomes and the pediatric use of capsule endoscopy. We will also launch PillCam ESO and the new platform, including DR2 and advanced software.

We plan to hold a conference call with two leading physicians, Dr. Barkin of the University of Miami and Mt Sinai Medical Center in Miami and Dr. Eisen of Oregon Health Sciences University in Portland to review highlights from the conference and respond to your questions. This call will take place on Wednesday, November 3 at 11:00am eastern time. This call will be available also through our website.

I'd also like to bring to your attention that moving forward we will discontinue our practice of early announcement of quarterly sales prior to the release of the full financial results. We prefer to provide top and bottom line guidance ahead of time.

At this time I'll ask the operator to begin the question and answer session. Operator...


QUESTION AND ANSWER

--------------------------------------------------------------------------------
Operator

Thank you Mr. Meron. Today's question-and-answer session will be conducted electronically. If you would like to ask a question, you may do so by pressing the "*" key followed by the digit "1" on your touchtone telephone. If you are using a speakerphone, we do ask that you please make sure your mute function is turned off to allow your signal to reach our equipment. Once again that is "*" "1" for questions. We will pause just a moment to assemble our roster. And we will take our first question from Ed Shenkan, Wells Fargo Securities.

--------------------------------------------------------------------------------
Ed Shenkan  - Wells Fargo Securities - Analyst

Good morning gentlemen.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Good morning Ed.

--------------------------------------------------------------------------------
Gavriel Meron - Given Imaging Ltd - President and CEO

Good morning.

--------------------------------------------------------------------------------
Ed Shenkan - Wells Fargo Securities - Analyst

I was wondering if we could get any additional breakout on the geographies for rest of world versus Europe. Just wondering, I heard that Australia had purchased quite a few of your equipment and just wondered if the breakout between Europe and rest of world had been changing this quarter and what you see going forward?

--------------------------------------------------------------------------------
Gavriel Meron - Given Imaging Ltd - President and CEO

As you know Ed, Australia, they did get reimbursement early this year and we did see a dramatic increase in the Australian market of capsule usage and an increase of course of workstations, sold there, Australia is not a huge market and -- first of all, yes, Australia, there was a great increase as soon as the reimbursement came and this is exactly what we expect to see in the other countries as reimbursement moves forward. I think the breakout -- the breakout we said that we would do by regions, we would give detail in the annual call and that we wouldn't be providing it on a quarterly basis because of seasonality that there is in Australia, Q3, of course is the winter and here it's the summer vacation, a different type of

-- the breakout on a quarterly basis maybe misleading, if you try to extrapolate it. So we will leave that I think for the annual call.

--------------------------------------------------------------------------------
Ed Shenkan  - Wells Fargo Securities - Analyst

Okay and accounts receivable increased sequentially, Zvi, could you just give us any comments there, what the rise was due to?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Naturally because of the Summer vacations, most of our sales occurred towards the end of the quarter and that's why you see an increase in receivables as of the end of September.

--------------------------------------------------------------------------------
Ed Shenkan  - Wells Fargo Securities - Analyst

Were there any specific customers that increased more than you would have expected, any thing going on there?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

No, we see -- we see of the aging, the same level, it used to -- it used to be before and collections in October are going very well.

--------------------------------------------------------------------------------
Ed Shenkan  - Wells Fargo Securities - Analyst

And as far as hospital placements versus, doctor office placements in the quarter in United States, did you notice any difference as we're seeing hospital reimbursement decreased -- but physician office reimbursement, holding strong.

Gavriel Meron  - Given Imaging Ltd - President and CEO

We, our focus as you know, Given's focus now together with the InScope focus for the PillCam ESO is to expand our installation base in the clinic. We have a very strong installed base in the hospitals and that continues too. But we do expect that our focus moving forward will be, of course, in the clinics and a change moving forward. I don't think at the moment it's a significant change, but I do expect that moving forward our expansion plan and growth will clinic. And the change in reimbursement in the hospital area that you are alluding to, hasn't occurred yet. As you know there has been a reaction by the societies that that proposed change is misguided and should be corrected and I would think that in a month or two we will know more clearly how that actually turns out at the end of the day. So I'm not sure that at the end of the day that recommendation is actually what will happen and I know there is a lot of pressure by the hospitals and the societies to change that proposal.

--------------------------------------------------------------------------------
Ed Shenkan  - Wells Fargo Securities - Analyst

And one last question would be on European reimbursement, you submitted your dossiers for government reimbursement in France, Germany and UK and can you just give any kind of update there and time line when you might expect to get, government reimbursement in any of those three countries, which ones might you think would occur first? Thank you.

Gavriel Meron  - Given Imaging Ltd - President and CEO

The status of reimbursement in Europe is very different, in France they are having -- they had a recent change in their law -- we are having to deal with that and deal with the bureaucracies there. I can't give you time line of when we will have a successful response there. In the UK we know that [inaudible] -- is waiting responses to proposed policies that they are thinking about with constant delays in their response and in Germany we have actually gone in a slightly different track and gone region-by-region. As you noticed in the Piemonte region in Italy, we just received reimbursement and we have received reimbursement in another private area, private insurance in Germany, in one of the areas there and we hope to work actually in that direction rather than try to get a top down all encompassing approval, but to go region-by-region, policy-by-policy to get into those markets in a better way. So in Germany that process is in process. We have had just one insurer recently, cover for capsule endoscopy in a small group of patients, maybe 200,000 patients. That's why we didn't announce it, it's not something that isn't very significant, but what I would say is significant is, it could have a domino effect, in getting additional private insurers on to the bandwagon of capsule endoscopy.

--------------------------------------------------------------------------------
Ed Shenkan  - Wells Fargo Securities - Analyst

Thanks, no further questions.

--------------------------------------------------------------------------------
Operator

We will take our next question from Timothy Lee, Merrill Lynch.

--------------------------------------------------------------------------------
Timothy Lee  - Merrill Lynch - Analyst

Good morning, just two quick questions here. First on the PillCam ESO can you kind of give us you pricing strategy on that front? And, second, what's the reimbursement process to get the third party payers to pay for that new technology?

--------------------------------------------------------------------------------
Gavriel Meron - Given Imaging Ltd - President and CEO

Yes, hi Tim, good morning. The PillCam ESO is being priced at launch of $450 identical to the price of the PillCam small bowel. That's the pricing. With the reimbursement, the reimbursement is actually being done as a joint effort with InScope, J&J's reimbursement team leading the effort. I think I said before the earliest possible time that we would expect to get a code and begin to see reimbursement would be January of 2006. And we have I say -- we have a good team on reimbursement, J&J is known to have the best team in the industry. I think that those two joint teams have a good chance of getting success on outcome.

--------------------------------------------------------------------------------
Timothy Lee  - Merrill Lynch - Analyst

And just as a follow-up to it. If a code is not expected until January of '06, what type of expectations should we have on the commercial uptake next year?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Well, you know, we were selling PillCam for the small bowel before we had a formal code and you can track and see how that entered the market and then somehow try to factor-in the affect that it's an additional sales force, we are looking now at 40 trained sales people already in the field and going to be at ACG and start selling solely PillCam ESO. And if we are looking to target, obviously, before reimbursement, paying customers, we are looking at the people who are most prone to have GERD and to require a PillCam ESO, white males over the age of 50. I think that quite a lot of white males over the age of 50 that would be willing to pay money to be sure that they don't have precancerous Barrett's esophagus and that is the market that will be tapped by the salesforce of J and J.

--------------------------------------------------------------------------------
Timothy Lee  - Merrill Lynch - Analyst

Great. Thank you very much.

--------------------------------------------------------------------------------
Operator

We will go next to Peter Bye, Smith Barney.

--------------------------------------------------------------------------------
Ally  - Smith Barney - Analyst

Good morning guys. Hi, this is Ally we have been here with Peter Bye, and I just had a couple of questions for you. Primarily on the new ESO and I just was wondering if J&J is pretty much ready to hit the ground running with getting these things out there. Or if they are really going to hold off a little bit more until the 14 frame is all set?

--------------------------------------------------------------------------------
Unidentified Company Representative

Well, the 14 frames we expected as you heard to see that approved in 30 days. But since FDA has cleared PillCam ESO to market you can, and we can, and they can start marketing actively PillCam ESO. And we will deliver as soon as the approval comes in, the clearance comes in. So their trained they're ready to run and they are going to run.

--------------------------------------------------------------------------------
Ally  - Smith Barney - Analyst

Okay and then on the reimbursement front, I know that J&J is going to be pretty active in helping to get more reimbursement for the ESO but do you think that could spill over at all in terms of getting a little more reimbursement for the small bowel?

Gavriel Meron  - Given Imaging Ltd - President and CEO

I don't think there would be a connection.

--------------------------------------------------------------------------------
Ally  - Smith Barney - Analyst

Okay. Thank you.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Thanks.

--------------------------------------------------------------------------------
Operator

Our next question comes from Wade King, Wells Fargo.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

Hi. Gavriel can you hear me?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Yes Wade. How are you?

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

I am fine. Thank you. Thanks for the detail. A couple of questions please. First off this one is for Zvi; Zvi, I believe you said I just want to clarify it that reorders in the U.S. or maybe it was reorders worldwide were actually 200 more than in the second quarter. Is that correct?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Correct. 200 capsules more.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

And that was a worldwide--?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

A worldwide number. Correct.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

So once again you saw a mild sequential increase in reorders a good sign and the softness if you will in the capsule sales related to seasonality was impacted by the fact that you placed 129 new workstations in the field and obviously those units take a while to rev up and start delivering on orders. Is that correct?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Wade yes I just like to comment on that because it's a good point and I am pleased you raised that. You know that we have this chart where we show the breakdown of the cohorts by generation of purchases and if you remember in the first quarter after buying we were seeing 0.3 and then 0.4 and then 0.5 capsules a week and in Q3 we did see an increase an increase in that as well and I think they were around 0.8, 0.7, 0.8 which was an increase compared to the previous quarter of the cohorts that bought the quarter before. But that [inaudible] is lower than the average and you multiply by 129 systems--

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

114 in the U.S.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

114 in the U.S. So clearly that reduces the average.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

Right so, while our impression was that total capsules sales were essentially flat or down 100 units once again essentially flat. Your reorders were actually up mildly and is that a correct assumption?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Yes.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

Okay very good. Thank you. Secondly, there was some reference to reimbursement in the hospital previously. Our impression has been you've been much more aggressively targeting the physicians office market and that's the natural place where this procedure will be done for the most part in the future, and is it not the fact that the reimbursement in the physician's office has actually been proposed to go up by about 1.5% for '05 is that right?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

That's correct, yes. We didn't argue that of course.

Wade King  - Wells Fargo - Analyst

Right and, can you give us an idea obviously that's for CMS the privates historically according to our data point pay significantly more. What's the average private reimbursement currently when it's performed in the physician's office market?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

The average private reimbursement in the United States is about $1400 and in the metropolitan areas, where of course you have higher usage as well, it's much higher than that.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

And would you expect esophageal application similarly performed in the physician's office market to settle out somewhere close to that level Gabi or do you expect a fundamental change?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Are you talking about the reimbursements to privates?

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

Yes sir.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

I'm not sure, but I know that for gastroscopy which is the comparable test they're being reimbursed $700, $800, $900 and that may well be the benchmark. Don't forget the time spent by the physician reviewing an esophageal study is by far less than the time spent reviewing a small bowel study, so it will be justified to have a reimbursement rate that is competitive to gastroscopy and still leave a good margin in the hands of the physician.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

Okay very good. Zvi could you, thanks for the detail on the inventories. Could you comment on where you expect the inventories to settle out in light of your build up for the PillCam ESO launch. And as you mentioned the data recorder II, etc. Where do you expect the inventory levels to settle out here?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

I think we have discussed the promotion plan that we intend to have in place, as soon as we are cleared by FDA and most of the inventory has been prepared for this purpose in order to be able to upgrade or introduce this new technology to our customers in the U.S. as soon as possible.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

I would add to that, I think we once spoke about the strategy that we have with our inventory that we hold two months of finished goods in our subsidiaries. So clearly as sales grow and the product mix grows we'd expect to see that two months in inventories, in the inventories of our subsidiaries to guarantee continued delivery. In addition to that we also hold in Israel about three months of work in process. Is it right, about three months right?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Strategic components.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

The strategic components part of the inventory is how much about $ 8 million [inaudible]?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

It's about $3, $4 million, strategic components.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Strategic components $4 million okay. So if you take strategic components about $4, $5 million with in Israel plus the two months finished goods of the expected sales in the next two months okay, so after sales grow, obviously that will grow but I think you have now the kind of framework of how we are building that inventory and you may be able to calculate moving forward where that will be.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

Could I just review for a second of the $13.4 million in inventory at the end of the quarter. You said approximately $4 million is the critical component part -- is that correct?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Yes.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

And in addition you have two months of finished goods for all subsidiaries I assume that's work stations, recorders and capsules?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Yes and in addition we have prepared an inventory of the new product, the DR2 and the PillCam ESO, in order to be able to handle the promo and have our installed base in the U.S. getting the product as soon as it is cleared to market.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

Okay and in addition to that there is three months of work in process is that correct?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

No.

Gavriel Meron  - Given Imaging Ltd - President and CEO

How much is work in process?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Work in process, actually its components, work in processes is being shipped all the time to finished goods, so its components. Components and work in process is actually almost identical.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

Okay if possible giving a break out before the end of the call just a general break out just to clarify how much is critical components, how much is finished goods, how much is work in process that would be helpful

Gavriel Meron  - Given Imaging Ltd - President and CEO

OK, we can carry on then.

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

Okay just two quick additional items. What do you expect to be your time line for an international distribution agreement for the PillCam ESO?

Gavriel Meron  - Given Imaging Ltd - President and CEO

You mean with the J & J?

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

With J &J or any potential partner?

Gavriel Meron  - Given Imaging Ltd - President and CEO

We are currently --

--------------------------------------------------------------------------------
Wade King  - Wells Fargo - Analyst

Your agreement for PillCam ESO with J&J our understanding you know has been set up for domestic sales and if I am not mistaken you know there may be part of the contract gives J&J an option to discuss international opportunities but that's at your discretion is that correct?

Gavriel Meron  - Given Imaging Ltd - President and CEO

Well we are in discussions, we are very closely through our alliance and all the people involved with J&J on how to move forward on the international front. In the interim until a mutual decision will be made, We are continuing to market it ourselves and moving forward ourselves on the marketing, we launched it;

I would call a clinical marketing launch at UGEW and that was done by Given Imaging and these discussions are still in process and we will update you when we have additional information on that.

Wade King  - Wells Fargo - Analyst

Okay very good. Thanks very much for the --

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Wade, I would like to give you the answer to your question about the inventory.

Wade King  - Wells Fargo - Analyst

Yes.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

So the breakdown of the $13.4 million inventories is follows: finished goods is about $4.2 million, finished DR2s which I separate here intentionally because this is the buildup for the promo is additional $600,000; components is $8.5 million of which $1.5 million is related to the new product to the DR2 and the PillCam ESO and $4 million is the strategic components.

Wade King  - Wells Fargo - Analyst

Okay very good thank you very much.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Thank you.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Thank you.

--------------------------------------------------------------------------------
Operator

We will take our next question from Lee Brown, Merrill Lynch.

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

Hi guys how are you?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Hi Lee.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Hi Lee.

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

Just wanted to clarify on the boosters the 109 boosters (phonetic) there; could you give me the US/OUS split, I don't know if you had provided that?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

No we did not but -- let's take next question and you will get an answer. Okay.

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

Okay just another book-keeping quick question of the 175, 1.5 data recorders -- can you break out the US spilt on that as well?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

US is 150 and US is 90 booster out of the 109.

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

Okay great and then secondly, last reference to the systems Q4 '03 had a real nice sequential uptick, obviously, after you moved to the seasonality of Q3 with a I believe 71 systems versus the 44, so are you going to look for something similar to that because it seems like in the first nine months you've been running at like a 43, 44 run rate in systems OUS and I was just wondering if it would be reasonable to assume that we going to seeing something spike up in Q4; if we should assume the same 44 run rate?

Gavriel Meron  - Given Imaging Ltd - President and CEO

What is the 44 run rate?

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

These system sold OUS in Q3.

Gavriel Meron  - Given Imaging Ltd - President and CEO

I think that's similar to the first question we had, breaking out between geography and I don't think we --

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

I just mean going forward, though, in reference to what happened last year; if you are looking for something like that going forward?


--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

I think that the what we can expect to see in the rest of the world beyond the U.S. is a continued increase of usage in PillCam. I don't think we expect to see a spike in workstations until -- unless there will be a reimbursement announcement that may make a difference as in Australia did in I think Q2.

Reimbursement is the key and until we have reimbursement we do have placements in most of the major hospitals and clinics in Germany and France so I don't expect to see a spike before see or hear reimbursement announcements from the company.

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

Okay so the implications of that though if you go -- if you sell about 44 systems OUS, you're going to be down 38% year-over-year in OUS system sold and it's going make your world wide system number down 9% and that's really what you're thinking is going to happen I just want to make sure you are comfortable with implications of being flat sequentially.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

No, you spoke about a spike and I am responding to a spike.

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

While I mean what I mean is --

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Without giving guidance to a specific number --

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

Okay.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

--workstation OUS. I think we know when we've seen spikes and we expect to see the spike here in the US. I don't expect to see a spike in workstation sales outside of the US in Q4.

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

Okay and -- I guess what -- were passing each other here a spike in reference to Q3 or a spike in reference to Q4 '03?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

No, we expect to see more sales in Q3, of course, as we have a seasonality Q4.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Q4. We expect to see Q4 --

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Q4 we expect to see more than in Q3. If that's what we mean by spike, yes.

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

Okay and then lastly could you just break out the pricing or just explain if there is a remaining a price differential between the US systems and the OUS systems. I know currency has been impacting that somewhat?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Systems outside the US are based -- pricing is based on two elements first is, of course, exchange rate and the second is of course the mix between direct sales and sales to distributors. So it may vary a bit between the various quarters.

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

Are you still running at around 16,000-17,000 OUS per system?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

I think that we have given all the data to find it out; 40% of revenues divided by 29 would give you --

--------------------------------------------------------------------------------
Lee Brown  - Merrill Lynch - Analyst

Alright, thank you very much.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

You are welcome.

--------------------------------------------------------------------------------
Operator

We will go next to Anthony Vendetti; Maxim Group.

--------------------------------------------------------------------------------
Anthony Vendetti  - Maxim Group

Thanks just wanted to go over the capsule numbers and then try to understand the capsules per system per week. The total capsule numbers I have calculated at 2,321 worldwide is that about right?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Repeat please, what was the question?

--------------------------------------------------------------------------------
Anthony Vendetti

The capsule numbers, the total capsule numbers I have it around 2,300?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

22,400 in Q3.

--------------------------------------------------------------------------------
Anthony Vendetti

Right right right. I mean the number of systems in total would be 2,320?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Cumulative sales of systems to-date?

--------------------------------------------------------------------------------
Anthony Vendetti

Yes.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

2,060.

--------------------------------------------------------------------------------
Anthony Vendetti

Okay, 2,060, and if you -- well first -- I want to understand the capsule usage when they order; is that typically a one month supply when they order capsules, is that a couple of months supply?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

That really relates to the usage; if some one is using it one week; 10 capsules last 10 weeks, someone who is using four per week it lasts less.

--------------------------------------------------------------------------------
Anthony Vendetti

So it varies?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

It varies, of course.

--------------------------------------------------------------------------------
Anthony Vendetti

Okay if you.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

And the capsule usage is the average usage, so. From that you can calculate.

--------------------------------------------------------------------------------
Anthony Vendetti

Okay so what I did was I took the total number of systems, 2,060 or so divided by the number of capsules sold year-to-date, which is 64,000 and you come up with approximately 0.75-0.8 capsules sold per system, per week if you divide by 36 or 39 weeks so far through the third quarter. Does that make sense in terms of usage rate for this year?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

No, that's not usage rate that's the numbers divided one by the other. I am not going to check, I presume they are right but that's not the way to calculate capsule usage. You have to take away the new systems sold and the capsules that were sold together with those systems because they may have been sold on September 30, and of course they weren't used. --

--------------------------------------------------------------------------------
Anthony Vendetti

Right, right.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

So, it's not right to call that usage but if you subtract that from the numerator and denominator, okay that's the way you should calculate capsule usage.

--------------------------------------------------------------------------------
Anthony Vendetti

Okay.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

But that also includes -- when you do a worldwide number you are including distributors; you are not really getting close to a true usage number. In the States, of course, the number is a much more precise number because we sold directly to the customer.

--------------------------------------------------------------------------------
Anthony Vendetti

Right.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

So we can follow that number I think in a more meaningful way.

--------------------------------------------------------------------------------
Anthony Vendetti

I may have missed that what do you are think it is year-to-date because you said it was 1.22 and --

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

In the United States.

--------------------------------------------------------------------------------
Anthony Vendetti

In the United States. What do you think it was in third quarter? You said usage
--

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

1.11.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Utilization in the third quarter was 1.11.

--------------------------------------------------------------------------------
Anthony Vendetti

1.11.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Systems per week based on the number of systems that were out there on July 1.

--------------------------------------------------------------------------------
Anthony Vendetti

Okay.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Then 1,058 systems

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

And neutralizing the PillCams sold during the quarter to new systems.

--------------------------------------------------------------------------------
Anthony Vendetti

Okay so I am confused on the total number of systems though because didn't you have like 1900 by the end of the year and then you sold 134 the first quarter 158, 129, that's how I can up with 2300, I was wondering how you came up with 2060?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

The number here you said I think are correctly gone in the quantities we sold this year -- just a second.

--------------------------------------------------------------------------------
Anthony Vendetti

Right. So total year to -- total?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

We sold 134 here in Q1, 158 in Q2 and 129 in Q3.

--------------------------------------------------------------------------------
Anthony Vendetti

And your end of year number was?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

The balance I assume.

--------------------------------------------------------------------------------
Anthony Vendetti

Right, which I thought was 1,900 unless that's not a correct number, because if I add those three quarters to the 1,900 I come up with 2,300 cumulative systems and you're saying it's 2,060.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Year end we were about 1,600.

--------------------------------------------------------------------------------
Anthony Vendetti

1,600?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

The end of last year, yes.

--------------------------------------------------------------------------------
Anthony Vendetti

Okay. And just can you talk about Japan a little bit more. I know you hired somebody there, you said approval for the small bowel capsule some time in '05, and you said it's slower in Europe. Is it -- how -- can you talk about the Japanese market in terms of how quick you expect approval, I mean '05, you talked in the beginning of '05, end of '05, just talk about that a little bit?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Yeah, I think I spoke about this in the pervious earnings call. We had submitted to the ministry of health our request in April and our expectation was that that will be a process that could take between 12 to 18 months. So that was the range that we had anticipated and I think that that range is still relevant.

--------------------------------------------------------------------------------
Anthony Vendetti

12 to 18 months and--

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

From April.

--------------------------------------------------------------------------------
Anthony Vendetti

Right from April of '04. Okay so when -- how large of a market do you think this will be, or in terms of relative to the rest of your business?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Yes, Japan. We expect that the world will be the US, Germany and Japan will have the major part of our sales moving forward. Obviously if we do get approval next year, the next stage will be to work on reimbursement, and as you can see in all our models we do have sales prior to reimbursement, but of course they are not as significant as after reimbursement. So if you are planning, trying to calculate how much we will sell in Japan, next year I would urge you to be very conservative.

--------------------------------------------------------------------------------
Anthony Vendetti

Okay, and just last question on the pricing of the ESO, you were saying $450, and then reimbursement code by January of '06. But because it is going to require less actual pictures, obviously, the esophagus is no where near as long as the small bowel, small intestine. Why do you think reimbursement will be similar. In other words if the pricing is similar, are you assuming similar reimbursement or is it possible that the ESO will be lower because it doesn't require as many pictures?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

I don't think the reimbursement is a function of number of frames, its not reimbursement per frame. The reimbursement process is looking at comparable procedures and looking at the total cost of a procedure, including the physician time, nurse time and other overhead and of course the direct cost of the capsule. Clearly the small bowel procedure which compares to push enteroscopy which of course is a much higher ticket procedure than the gastroscopy. The time involved in reviewing a small bowel study, of course is by far more time intensive than the procedure of doing an esophageal PillCam procedure, which from the point of the patient is 20 minutes and a glass of water. So we expect reimbursement to take that into consideration and to cover the time and cover fairly the time of the physician and the nurse and the practice, together with the course of the capsule.

--------------------------------------------------------------------------------
Anthony Vendetti

Right. Because it -- you know from speaking to gastroenterologists, they say it takes anywhere from half an hour to an hour and half to review the images for the small bowel. I mean once they get up speed they can get it down to maybe a half an hour but--

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Well that's good news, because if they're at a half an hour before the launch of the new platform, then we will see increased efficiencies based on that benchmark and that's really good news.

--------------------------------------------------------------------------------
Anthony Vendetti

But in terms of reimbursement they may, CMS may take in to account the fact that it will take less time to review the images for the ESO and therefore maybe slightly lower reimbursement of--?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

I am saying that I think that everyone should be working together to get reimbursement for this -- a fair reimbursement that covers the cost of the PillCam,, the cost of the time of the physician and the nurse spending doing this procedure, clearly the nurse's time will be similar to the small bowel. But the physician's time will be less and that should be reflected in reimbursement and we will be very happy to see that happen.

--------------------------------------------------------------------------------
Anthony Vendetti

Okay, great. Alright thanks very much.

--------------------------------------------------------------------------------
Operator

Our next question comes from Rod Wong, Sigma Capital

--------------------------------------------------------------------------------
Rod Wong  - Sigma Capital - Analyst

Hi, Good morning guys, thanks for taking the question. I was just wondering with your change in your plans for guidance, do you plan on giving full year '05, guidance the next quarter like you did last year?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Yes.

Rod Wong  - Sigma Capital - Analyst

Okay and will that be like you are giving for Q4, like a band for revenue and also band on the bottom-line?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

I can't commit to that because we haven't made that decision yet at the Board, but I think that's a fair expectation.

--------------------------------------------------------------------------------
Rod Wong  - Sigma Capital - Analyst

Okay, great, and then also for the upgrade to the new data recorder is there going to be any charge to existing users to upgrade their recorders?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Well the promo that Zvi referred to is a buy a ten pack of PillCam ESO and get a DR2 and if you're under warranty get an upgrade of the software as well.

--------------------------------------------------------------------------------
Rod Wong  - Sigma Capital - Analyst

I see. Okay. And then could you just go over the accounting for me, for both InScope partnership and also for Japan?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

What's the question, about Japan, I am not sure?

--------------------------------------------------------------------------------
Rod Wong  - Sigma Capital - Analyst

Just how you plan to account for sales. It's also a JV there as well, so I was just wondering for basic accounting for my modeling purposes for the both the J&J, JV and also the Japanese JV.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Okay, how we record revenues?

--------------------------------------------------------------------------------
Rod Wong  - Sigma Capital - Analyst

Yeah, exactly, just how you are you going to be recognizing revenues across from both of those?

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Okay, regarding the deal with J&J, this is a product that we will sell and we will record of course the revenues and the cost associated, and we will provide for the commission to J&J in our marketing expenses.

Rod Wong  - Sigma Capital - Analyst

Okay.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

In our marketing expenses we will subtract as Gabi discussed earlier a proportion of the milestone payment that we will receive in advance, and which we have to spread out according along the life of the agreement which is 15 years. So we will actually recognize each quarter a portion of these milestone payments.

Rod Wong  - Sigma Capital - Analyst

Okay.

--------------------------------------------------------------------------------
Zvi Ben David  - Given Imaging Ltd - CFO

Regarding Japan, this is a subsidiary that we -- we control. We are 51% shareholders. Therefore we will consolidate the revenues and the expenses and on the bottom line we will provide for minority interest 49% of the results whether it's a profit or loss in the subsidiary.

Rod Wong  - Sigma Capital - Analyst

Okay. And then also just for clarification on ESO, so that promotion, is it -- you have to buy -- 10 ESO capsules to get the DR2 for free or just 10 any kind of capsules to get the DR2?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

No, its going to be a package, it's going to be bundled. So the package, the bundle includes the 10 packs of the ESO, the new DR2 which allows you to do both PillCam SB and PillCam ESO on the same platform and the upgrade for the software.

--------------------------------------------------------------------------------
Rod Wong  - Sigma Capital - Analyst

Okay.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

That will be priced accordingly.

--------------------------------------------------------------------------------
Rod Wong  - Sigma Capital - Analyst

So, but what if you don't buy the ESO, then, what do you get as far as -- are you eligible to get the software upgrade?

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

If you don't buy the ESO, and you're under warranty then you are eligible to get the software upgrade. If you are not under warranty then you will be urged to buy a service contract or pay for the software upgrade. And if you want to buy a DR2 as many as you want, we will be willing to sell.

--------------------------------------------------------------------------------
Rod Wong  - Sigma Capital - Analyst

Okay, great thank you guys.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Okay.

--------------------------------------------------------------------------------
Operator

And at this time Mr. Meron, I would like to turn the conference back over to you for any additional or closing remarks.

--------------------------------------------------------------------------------
Gavriel Meron  - Given Imaging Ltd - President and CEO

Okay, thank you all for joining us today. In closing, I would like to reiterate how optimistic we are about the future of our company and prospects for 2005. We are now geared up to launch together with InScope the new PillCam ESO and further expand our installed base and indications reimbursed. The market is clearly there and we are well positioned to capture it and advance our growth to the next level. I invite you to join us on Wednesday, November 3 at 11:00am Eastern time to discuss findings from ACG with our physician panel.

I also want to mention that we will be presenting at the CIBC healthcare conference in New York on November 10 at 9:00am Eastern time. We look forward to seeing you there, or you can also listen to a web cast of this presentation.

--------------------------------------------------------------------------------
Operator

Thank you. That does conclude today's conference call. We thank you for your participation. You may disconnect at this time.